Exhibit 99.1

PowerBank Announces Third Quarter Results

Gross Margin Expands to 35% Year-to-Date; Working Capital Turns Positive to $10.7 Million; Net Loss Narrows to $(12.2)M from $(34.7)M in Prior Year

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated June 5, 2025, to its short form base shelf prospectus dated May 7, 2025.

TORONTO, Ontario, May 15, 2026 — PowerBank Corporation (Nasdaq: SUUN) (Cboe CA: SUNN) (FSE: 103) (“PowerBank” or the “Company”) reports its fiscal third quarter and fiscal 2026 interim financial results. All financial figures are in Canadian dollars and in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board as presented in the interim consolidated financial statements. References to “FY2025” mean the year ended June 30, 2025 and references to “FY2026” mean the year ended June 30, 2026.

Fiscal Year-to-Date Financial Highlights (All amounts are for the nine-month period ended March 31, 2026)

●	Revenues were $22.2 million compared to $23.9 million in the same period during FY2025.

●	Gross profit was $7.8 million, or 35.0% of revenues, compared to $6.2 million, or 25.8% of revenues in the same period for FY2025.

●	IPP production revenue increased from $5.8 million to $6.0 million during the period.

●	Adjusted EBITDA(1) of $(1.3) million compared to $(1.3) million for the same period during FY2025.

●	Net loss of $12.2 million, or $(0.31) per basic share during the period in FY2026, compared to a net loss of $34.7 million, or $(1.10) per basic share during the same period in FY2025.

●	Cash flow from operating activities was an outflow of $11.4 million compared to an outflow of $4.9 million in the same period in FY2025.

●	Working capital improved to $10.7 million as of March 31, 2026, compared to a working capital deficit of $(1.8) million at June 30, 2025.

Corporate Third Quarter Highlights and Milestones:

●	On April 13, 2026, the Company announced the execution of a lease agreement on a 5 MW AC hybrid solar plus battery energy storage project known as the NY-Conklin Hill Rd project in upstate New York, eligible for incentives under the NYSERDA NY-Sun Program and the Retail Storage Incentive Program.

●	On April 8, 2026, the Company announced a Letter of Intent with Nodiac Corp. to leverage PowerBank’s portfolio of solar and BESS sites across North America for the deployment of distributed AI compute infrastructure.

●	On March 17, 2026, the Company announced the spring mobilization of 9 projects in New York State, including Jordan Rd 1 and 2, Elmira, Newark and Camp Smith projects, with a combined generation capacity of 42.24 MW and battery energy storage systems with a generation capacity of 21.76 MWh.

●	On March 3, 2026, the Company and GrandBridge Corporation announced an agreement to jointly develop and invest in solar energy and battery storage projects in Ontario, establishing a collaborative framework for projects with nameplate capacity of 2 MWac or greater within GrandBridge Energy’s service territory.

●	The Company announced NYSERDA approval of incentives totaling approximately US$3.4 million across the Elmira, Jordan Rd 1, and Jordan Rd 2 projects.

●	On February 18, 2026, PowerBank announced the appointment of Mr. Andrew van Doorn as President & Chief Operating Officer.

Dr. Richard Lu, CEO of PowerBank commented: “Our third quarter reflects the financial transformation underway at PowerBank — margins up, working capital positive, and our development engine firmly in motion. With nine projects breaking ground this spring that have been safe harbored to support eligibility for US$65 million in Investment Tax Credits secured, we enter the final stretch of Fiscal 2026 with strong momentum heading into Fiscal 2027.”

(1) EBITDA and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS, and therefore they may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations of Non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures” in this News Release.

Summary of Year-to-Date Results (All amounts are for the nine-months period)

Nine Months Ended	March 31, 2026	March 31, 2025 (Restated)
Consolidated Statements of Comprehensive Income (Loss)
Total Revenue	$22,219	$23,890
Cash flow from operating activities	$(11,393)	$(4,949)
Adjusted EBITDA (a non-IFRS measure)	$(1,339)	$(1,331)
Net (loss) income	$(12,163)	$(34,681)
Basic (loss) earnings per share	$(0.31)	$(1.10)
Diluted (loss) earnings per share	$(0.31)	$(1.10)

Note: Prior year comparatives have been restated as a result of corrections made to the fiscal 2025 presentation. Refer to Note 2(e) of the unaudited condensed consolidated interim financial statements for further details.

The Company ended the third quarter of FY2026 with $36.7 million in current assets (including $11.3 million in cash), as compared to $41.3 million in current assets as of year-end June 30, 2025. The decrease is principally the result of continued investment in project development and construction activities.

Current liabilities decreased from $43.1 million as of the year ended June 30, 2025, to $26.0 million in the current quarter, primarily due to decreases in trade and other payables and the current portion of long-term debt, resulting in positive working capital of $10.7 million.

For complete details please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the nine months ended March 31, 2026, available on SEDAR+ (https://www.sedarplus.ca).

The Company notes that the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers and the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

Conference Call — May 19, 2026, at 4:30 PM ET

The Company will review financial results and provide a business update. Interested parties can register for the webinar by clicking here.

After registering, you will receive a confirmation email containing information about joining the webinar.

Non-IFRS Financial Measures

The Company has disclosed certain non-IFRS financial measures and ratios in this press release, as discussed below. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax (income) expense;

●	Finance costs;

●	Amortization and depreciation;

●	Fair value gain/loss;

●	Stock based compensation;

●	Impairment charges or reversals;

●	Loss on investments;

●	Foreign exchange gains or losses.

Management believes Adjusted EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses Adjusted EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby Adjusted EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between Adjusted EBITDA and market values to determine the approximate total enterprise value of a Company. Management also believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because it is consistent with the indicators management uses internally to measure the Company’s performance.

Adjusted EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. Other companies may calculate Adjusted EBITDA differently.

	Three months ended March 31,
	2026	2025 (Restated)
	$	$
Net income (loss) per financial statements	$(5,463)	$(6,522)
Add (Deduct):
Depreciation and amortization	39	28
Depreciation and amortization included in cost of goods sold	1,109	1,244
Interest income	(98)	(99)
Interest expense	707	744
Interest expense included in cost of goods sold	141	161
Share-based compensation	776	846
Current tax (recovery) expense	570	359
Deferred income tax (recovery) expense	(82)	(506)
Fair value change of derivatives	(151)	431
Fair value change of warrant liabilities	(1,532)	-
Fair value change of CVR liabilities	315	-
Fair value change of other liabilities due to non-controlling interest holders	10	-
Inventory write-offs (reversals)	(145)	-
Finance costs	125	-
Other (income) expense	(110)	(317)
Adjusted EBITDA	$(3,789)	$(3,631)

	Nine months ended March 31,
	2026	2025 (Restated)
	$	$
Net income (loss) per financial statements	$(12,163)	$(34,681)
Add (Deduct):
Depreciation and amortization	99	70
Depreciation and amortization included in cost of goods sold	3,852	3,778
Interest income	(273)	(428)
Interest expense	2,447	2,409
Interest expense included in cost of goods sold	348	483
Share-based compensation	2,347	1,002
Current tax (recovery) expense	500	1,601
Deferred income tax (recovery) expense	(505)	2,157
Fair value change of derivatives	(219)	1,417
Fair value change of warrant liabilities	(1,274)	-
Fair value change of CVR liabilities	(753)	-
Fair value change of other liabilities due to non-controlling interest holders	29	-
Loss on investments	-	3,385
Inventory write-offs (reversals)	2,138	93
Accounts receivable write-offs	933	-
Impairment loss	-	17,778
Finance costs	632	-
Contract cancellation fees	578	-
Other (income) expense	(55)	(395)
Adjusted EBITDA	$(1,339)	$(1,331)

For the three months ended March 31, 2026, Adjusted EBITDA was a loss of $3,789, compared to a loss of $3,631 in the same period in the prior year, representing a decrease of $158. The decrease was primarily attributable to lower gross profit resulting from reduced EPC services revenue and the adjustment recorded in connection with the contractual repurchase of certain project entities, partially offset by favorable fair value changes on warrant liabilities and derivatives, lower finance costs, and reduced inventory write-offs compared to the prior year period.

For the nine months ended March 31, 2026, Adjusted EBITDA was a loss of $1,339, compared to a loss of $1,331 in the same period in the prior year, representing a decrease of $8. The decrease was primarily attributable to lower EPC services margins, higher share-based compensation, inventory and accounts receivable write-offs, and contract cancellation fees incurred during the current period, partially offset by favorable fair value adjustments, higher IPP production contributions, and the absence of significant impairment losses and investment losses recognized in the prior year period.

(1) Other (income) expense primarily consist of unrealized foreign exchange gains and losses, along with certain one-time payments received.

(2) The financial results were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; the expected energy production from solar power and BESS projects mentioned in this press release; the expected value of EPC agreements; the Company’s expectations regarding project development; the Company’s business plan and forecasts; the safe-harboring of Investment Tax Credits under the OBBBA; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward-looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company and CIM may be unable to conclude definitive documentation for the CIM Transaction; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues and tariffs; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; the future impact of any public health threats; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation